1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

April 28, 2011

via edgar submission

Sonia Barros
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States 12 Month Natural Gas Fund, LP Post-Effective Amendment No. 3 to Registration Statement on Form S-1 Filed on April 5, 2011 (File No. 333-144409)

Dear Ms. Barros:

Thank you for your prompt review of Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by United States 12 Month Natural Gas Fund, LP (“US12NG”) on April 5, 2011.  We are in receipt of your oral comment asking for additional disclosure in the Summary section relating to the effects of contango and backwardation on the ability of US12NG to meet its investment objective. In response to your comment, we will include the following language on page 3 in the Summary Section of the Registration Statement in the final prospectus filed under Rule 424 of the Securities Act of 1933, as amended (the “Securities Act”), that will constitute the prospectus of US12NG distributed in accordance with the requirements of the Securities Act:

As an example, for the year ended December 31, 2010, the actual total return of US12NG as measured by changes in its NAV was -34.87%. This is based on an initial NAV of $53.77 on December 31, 2009 and an ending NAV as of December 31, 2010 of $35.02. During this time period, US12NG made no distributions to its unitholders. However, if US12NG’s daily changes in its NAV had instead exactly tracked the changes in the daily return of the Benchmark Futures Contracts, US12NG would have had an estimated NAV of $35.13 as of December 31, 2010, for a total return over the relevant time period of -34.67%. The difference between the actual NAV total return of US12NG of -34.87% and the expected total return based on the Benchmark Futures Contracts of -34.67% was an error over the time period of -0.16%, which is to say that US12NG’s actual total return underperformed the benchmark result by that percentage.

SUTHERLAND ASBILL AND BRENNAN LLP

Sonia Barros
April 28, 2011

In addition, the spot price for natural gas for immediate delivery purchased on December 31, 2009 and held to December 31, 2010 decreased by approximately -20.98%. By comparison, an investment made in US12NG units on November 18, 2009 and held to December 31, 2009 increased, based upon the changes in the NAV for US12NG units on those days, by approximately 7.54%, while the spot price of natural gas for immediate delivery during the same period increased by approximately 9.88%. US12NG’s investment objective is to have the percentage changes in its per unit NAV track the percentage changes in the average of the price of the Benchmark Futures Contracts, not to have the market price of its units match, dollar for dollar, changes in the spot price of natural gas. The General Partner believes that holding futures contracts whose expiration dates are spread out over a 12 month period of time will cause the total return of such a portfolio to vary compared to a portfolio that holds only a single month’s contract (such as the near month contract). In particular, the General Partner believes that the total return of a portfolio holding contracts with a range of expiration months will be impacted differently by the price relationship between different contract months of the same commodity future compared to the total return of a portfolio consisting of the near month contract. The General Partner also believes that based on historical evidence, a portfolio that held futures contracts with a range of expiration dates spread out over a 12 month period of time would typically be impacted less by the positive effect of backwardation, and less by the negative effect of contango, compared to a portfolio that held contracts of a single near month. As a result, absent the impact of any other factors, a portfolio of 12 different monthly contracts would tend to have a lower total return than a near month only portfolio in a backwardation market and a higher total return in a contango market. However there can be no assurance that such historical relationships would provide the same or similar results in the future. It is likely that both conditions will occur during different periods and, because of the seasonal nature of natural gas demand, both may occur within a single year’s time. It is important to note that this comparison ignores the potential costs associated with physically owning and storing natural gas, which could be substantial. For a discussion of the impact of contango and backwardation, see “Risk Factors — Risks Associated With Investing Directly or Indirectly in Natural Gas — The price relationship between the near month contract and the next month contract that compose the Benchmark Futures Contracts will vary and may impact both the total return over time of US12NG’s NAV, as well as the degree to which its total return tracks other natural gas price indices’ total returns” in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations and the Natural Gas Market — Term Structure of Natural Gas Futures Prices and the Impact on Total Returns” in US12NG’s Annual Report on Form 10-K filed on March 30, 2011, which is incorporated herein by reference.

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Sonia Barros
April 28, 2011

If you should have any questions on the foregoing, please do not hesitate to contact Owen Pinkerton at (202) 383-0254 or me at (202) 383-0180.

Sincerely, /s/ James M. Cain James M. Cain

Enclosure

cc:	Nicholas D. Gerber
Heather Harker, Esq.